Exhibit 99.1

Contact:

Patty Kehe

Corporate Secretary

Dynasil Corporation of America

Phone: (617) 668-6855

pkehe@dynasil.com

Dynasil Corporation of America Reports
Second Quarter Fiscal 2015 Financial Results

Company to Host Earnings Conference Call at 5:00 p.m. (ET) Today

Newton, MA, May 13, 2015 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced financial results for the fiscal 2015 second quarter ended March 31, 2015.

Dynasil reported a net loss for the quarter of ($0.1) million or ($0.01) per share on revenues of $9.9 million, compared with net income of $0.3 million, or $0.02 per share, for the quarter ended March 31, 2014 on revenues of $10.4 million. Optics segment revenues for the quarter ended March 31, 2015 increased to $5.2 million, an increase of $0.4 million or 9% compared to the same quarter in the prior year and $0.3 million compared to the prior quarter ended December 31, 2014. Contract Research segment revenues for the quarter ended March 31, 2015 were $4.7 million, a decrease of $0.9 million compared to the same quarter in the prior year but flat compared to the prior quarter ended December 31, 2014.

“We are beginning to see the results of our strategy to focus on growth in the Optics segment.” said Dynasil Chairman and CEO Peter Sulick. “Our Optometrics, Hilger and EMF subsidiaries all experienced solid revenue growth and anticipate continued growth in the second half of the year. While Optometrics and Hilger experienced some challenges for the quarter in terms of maintaining their yields on higher revenue volumes, both businesses expect improvements in the second half of the year. EMF continues to integrate the DichroTec business, acquired in June, 2014, to take advantage of the significant increase in coating capacity.”

“Our Contract Research segment revenues were flat this quarter compared to our last quarter ended December 31, 2014. Our government research business began to contract in last year’s second quarter in an environment of continuing government fiscal constraint on R & D and appears to have bottomed out over the last two quarters,” continued Mr. Sulick. “We prudently managed our headcount and expenses in the segment to maintain profitability and have right sized the operations for the current level of business. I am really excited to report that our backlog has increased $8 million to $36 million as of March 31, 2015. While forecasting is particularly difficult given the continuing government funding constraints and debates, I expect we will begin to see modest increases in Contract Research revenues going forward.”

“Overall, both our operating segments reported operating profits for the quarter. However, we also consolidate the results of our 90% owned joint venture, Xcede, and while it continues to make progress with its tissue sealant technology, Xcede continues to incur approximately $250,000 of Research and Development expense each quarter which is included in our results for the quarter. I am excited about the Xcede opportunity which I believe could be significant and, if you have not previously seen it, I encourage you to review the Xcede overview that was presented at our annual meeting and is available on the Investor page of our website at www.dynasil.com.”

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Thomas Leonard. Those who wish to listen to the conference call live can go to the event page or the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, Xcede obtaining financing from outside investors, the commercialization of our products including our dual mode detectors, our development of new technologies including at Dynasil Biomedical, uncertainty of the impact of the DichroTec acquisition, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans,” “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to comply with the financial covenants under our outstanding indebtedness, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K, filed on December 16, 2014, including the risk factors contained in Item 1A, and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets (Unauditied)

	March 31, 2015	September 30, 2014

ASSETS
Current Assets
Cash and cash equivalents	$3,201,000	$3,842,000
Accounts receivable, net	3,334,000	3,240,000
Costs in excess of billings and unbilled receivables	1,237,000	1,235,000
Inventories, net of reserves	3,010,000	2,954,000
Prepaid expenses and other current assets	1,047,000	861,000
Total current assets	11,829,000	12,132,000

Property, Plant and Equipment, net	6,369,000	6,518,000
Other Assets
Intangibles, net	1,235,000	1,383,000
Goodwill	6,096,000	6,247,000
Deferred financing costs, net	32,000	39,000
Security deposits	58,000	58,000
Total other assets	7,421,000	7,727,000

Total Assets	$25,619,000	$26,377,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$3,412,000	$2,329,000
Capital lease obligations, current	132,000	134,000
Convertible notes	1,468,000	1,433,000
Accounts payable	1,746,000	1,602,000
Deferred revenue	31,000	103,000
Accrued expenses and other liabilities	2,321,000	2,503,000
Total current liabilities	9,110,000	8,104,000

Long-term Liabilities
Long-term debt, net of current portion	2,461,000	3,282,000
Capital lease obligations, net of current portion	62,000	95,000
Pension liability	-	318,000
Deferred tax liability	238,000	264,000
Other long-term liabilities	43,000	-
Total long-term liabilities	2,804,000	3,959,000

Stockholders' Equity
Dynasil stockholders' equity	13,826,000	14,383,000
Noncontrolling interest	(121,000)	(69,000)
Total stockholders' equity	13,705,000	14,314,000

Total Liabilities and Stockholders' Equity	$25,619,000	$26,377,000

Dynasil Corporation of America and Subsidiaries

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2015	2014	2015	2014
Net revenue	$9,895,000	$10,407,000	$19,506,000	$21,118,000
Cost of revenue	6,135,000	6,048,000	12,154,000	12,309,000
Gross profit	3,760,000	4,359,000	7,352,000	8,809,000
Operating expenses:
Sales and marketing	309,000	313,000	674,000	710,000
Research and development	416,000	378,000	790,000	725,000
General and administrative	3,021,000	3,201,000	6,488,000	6,480,000
Gain on sale of assets	-	-	(185,000)	(1,187,000)

Total operating expenses	3,746,000	3,892,000	7,767,000	6,728,000
Income (loss) from operations	14,000	467,000	(415,000)	2,081,000
Interest expense, net	123,000	209,000	248,000	422,000
Income (loss) before taxes	(109,000)	258,000	(663,000)	1,659,000
Income tax (credit)	18,000	5,000	21,000	(40,000)
Net income (loss)	(127,000)	253,000	(684,000)	1,699,000
Less: Net loss attributable to noncontrolling interest	(28,000)	(19,000)	(52,000)	(30,000)
Net income (loss) attributable to common stockholders	$(99,000)	$272,000	$(632,000)	$1,729,000

Net income (loss)	$(127,000)	$253,000	$(684,000)	$1,699,000
Other comprehensive income (loss):
(Increase) decrease in pension liability	-	-	318,000	-
Foreign currency translation	(195,000)	37,000	(389,000)	73,000
Total comprehensive income (loss)	$(322,000)	$290,000	$(755,000)	$1,772,000

Basic net income (loss) per common share	$(0.01)	$0.02	$(0.04)	$0.11
Diluted net income (loss) per common share	$(0.01)	$0.02	$(0.04)	$0.11

Weighted average shares outstanding
Basic	16,365,688	15,102,023	16,333,295	15,061,890
Diluted	16,365,688	15,285,232	16,333,295	15,216,915